Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

	Q1 2017	For the Year-Ended October 2016	For the Year-Ended October 2015	For the Year-Ended October 2014
Return on Assets	1.02%	0.89%	0.95%	0.99%
Return on Equity	18.0%	16.3%	18.6%	19.0%
Dividend Payout Ratio	42%	48%	46%	47%
Equity to Asset Ratio	6.09%	5.90%	5.57%	5.74%

Results are from Consolidated Financial Statements.